SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2007

SILICOM LTD.

(Translation of Registrant’s name into English)

8 Hanagar St., P.O.Box 2164, Kfar-Sava 44425, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐ No ☒

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

SILICOM Ltd. (Registrant) By: /s/ Eran Gilad —————————————— Eran Gilad CFO

Dated: May 14th, 2007

FOR IMMEDIATE RELEASE

GIANT TELECOM EQUIPMENT MANUFACTURER
CHOOSES SILICOM MULTI-PORT ADAPTERS FOR
ITS SECURITY APPLIANCES

        KFAR SAVA, Israel, May 14, 2007 – Silicom Ltd. (NASDAQ & TASE: SILC) today announced that it has secured a Design Win from one of the world’s largest telecommunications equipment manufacturers for a variety of its multiport Gigabit Ethernet adapters, including several of its market leading 6-port card models. The customer will use these high-performance products to enhance the connectivity of its new security appliance product line.

        The customer’s security appliances are high-performance firewall based gateways, filtering all data traffic before allowing it into Enterprise networks. Silicom’s multiport adapters will be used to enable the appliances to deliver highest-possible throughput and to give them more connectivity ports per slot, thereby enhancing their flexibility and cost-effectiveness.

        “We are excited that our products have been chosen by another telecom giant – in fact, one of the world’s top-10 telecommunications equipment manufacturers,” said Mr. Shaike Orbach, President and CEO of Silicom. “Our products remain clearly differentiated through their innovative functionality and complex designs, together with their excellent performance record with scores of customers. In addition, our extensive product range and strong R&D capabilities make us a desirable one-stop-shop for the industry’s best gateway connectivity solutions.

        “We believe this Design Win, into which we have already delivered production products, will lead to additional orders on an ongoing basis. Just as important, it demonstrates market need for our high-performance multiport product lines – especially our 6-port models – and their potential, along with our BYPASS products, as a strong revenue driver in the years ahead.”

About Silicom

Silicom Ltd. is an industry-leading provider of high-performance server/appliances networking solutions. The Company’s flagship products include a variety of multi-port Gigabit Ethernet, copper and fiber-optic, server adapters and innovative BYPASS adapters designed to increase throughput and availability of server-based systems, WAN Optimization and security appliances and other mission-critical gateway applications. For more information, please visit: www.silicom.co.il.

Statements in this press release which are not historical data are forward-looking statements which involve known and unknown risks, uncertainties, or other factors not under the Company’s control, which may cause actual results, performance, or achievements of the Company to be materially different from the results, performance, or other expectations implied by these forward-looking statements. These factors include, but are not limited to, those detailed in the Company’s periodic filings with the Securities and Exchange Commission. The Company disclaims any duty to update such statements.

Company Contact:	Investor relations contact:
Eran Gilad, CFO	Kenny Green / Ehud Helft
Silicom Ltd.	GK Investor Relations
Tel: +972-9-764-4555	Tel: 1 646 201 9246
E-mail: erang@silicom.co.il	E-mail : info@gkir.com